TYPE: 425
SEQUENCE: 1
Description: Form 425

                                    Filed by Pan Pacific Retail Properties, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                        Subject Company: Western Property Trust Properties, Inc.
                                                  Commission File No.: 001-08723


THE FOLLOWING IS THE SCRIPT OF A TELEPHONE CONFERENCE WITH INVESTORS HELD ON TUESDAY, AUGUST 22, 2000 AT 11:00 AM PST:

Welcome to Pan Pacific Retail Properties conference call, announcing its proposed acquisition of Western Properties Trust.

First I would like to read a Safe Harbor statement. Certain matters discussed within this conference call are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Although, the companies believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained. Factors that could cause actual results to differ materially from expectations include the potential G&A cost savings from the transaction, future earnings growth of the combined company, the successful integration of the businesses of Western and Pan Pacific, and other risks which are detailed from time to time in each company's reports filed with the Securities and Exchange Commission, including each company's Annual Report on Form 10-K for the year ended December 31, 1999.

At this time, I would like to introduce Stuart Tanz, President and Chief Executive Officer of Pan Pacific.

STUART TANZ:

Thank you and good day everyone. With me here is Joe Tyson, Pan Pacific's Chief Financial Officer and Jeff Stauffer our Chief Operating Officer. Also, Brad Blake, Chairman and CEO of Western, is on the line from San Francisco.

We are very pleased to announce that Pan Pacific has entered into a definitive agreement to acquire Western Properties Trust through a stock-for-stock transaction valued at approximately $440 million.

This acquisition will firmly position Pan Pacific as the largest neighborhood shopping center REIT on the West Coast ...... and the fourth largest in the country ...... with 110 properties totaling over 14 million square feet.

This is truly a defining moment for Pan Pacific.

In one move ...... we will achieve five major strategic objectives, dramatically advancing the company.

First ...... it creates a much stronger company, significantly enhancing our market presence in the best markets on the West Coast.

Second ...... it dramatically increases our public float and capital market presence;

Third ...... it is immediately accretive to earnings;

Fourth ...... it strengthens our balance sheet and financial flexibility;

And fifth...it provides the opportunity to achieve significant operational tenant synergies going forward.

I would like to discuss the first two points in detail, and then ask Joe to outline the terms of the transaction, and to address its positive impact on our earnings and balance sheet. Then Jeff will discuss the transaction's operational, leasing and integration attributes.

Starting with our market presence ...... The Western portfolio is a perfect strategic fit for Pan Pacific. The vast majority of Western's shopping centers are located in Northern California ...... and within that region ...... 75% of their properties are concentrated in the San Francisco and Sacramento markets
 ...... two of the strongest markets on the West Coast.

Over the past 3 years, Brad and his team have done an excellent job improving the quality of the Western portfolio and its growth prospects by selling the majority of Western's single-tenant properties and shopping centers located in the Central valley ...... and then redeploying that capital in the higher-growth
San Francisco, Sacramento and Portland markets. Combining Western's properties with our centers positions Pan Pacific as the largest owner and operator, by far, in these key markets.

The Western portfolio fits our disciplined criteria of acquiring dominant grocery-anchored centers located in strong ... in-fill markets; with the opportunity to increase cash flow and shareholder value through implementing our management and leasing programs. In fact, Western's portfolio and the opportunities for increased value, are very similar to the $425 million of "one-off" shopping centers we have acquired since our IPO three years ago. Western's properties are in markets in which we have operated for many years
 ...... we know the centers very well ...... and we have the infrastructure in-place to easily integrate their assets into our portfolio.,

In terms of the capital markets ...... upon completion of this transaction, we will issue approximately 11 million common shares to Western shareholders, substantially increasing our public float from 21 million shares to approximately 32 million shares. As a result, Pan Pacific's total market cap will be approximately $1.3 billion.

Western's shareholder base is predominantly individual retail investors, while Pan Pacific's is mostly institutional. With the transaction, our largest shareholder, Revenue Properties, who owns 51% of our stock, will be diluted down to approximately 31%. And, with our increased


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market cap surpassing the $1 billion mark, along with having greater public float and a more diverse investor base, Pan Pacific will benefit from increased visibility, liquidity, and financial flexibility.

As part of the transaction, Pan Pacific will be forming a joint venture with Western management to complete Western's three retail development projects. Two of the projects are currently under construction, and one is in the entitlement process. Brad and his team have done a terrific job in putting the projects together, lining up high quality tenants and coordinating the development. Given the status of the projects and the close relationships Brad has established with the cities and tenants involved in each deal, we felt it was important for his team to see the projects through to completion. The two projects under construction, which total about $75 million, should be completed over the next 12 to 24 months at an average yield of about 10.5 to 11% which will add nicely to our earnings in 2002.

And now Joe will discuss the details of the transaction.

JOSEPH TYSON

Thanks Stuart. The transaction is being structured as a tax-free, stock-for-stock exchange in which Western common shares will be exchanged for newly issued Pan Pacific common shares based upon a fixed exchange ratio of .62 Pan Pacific share for each Western share. As a result, we will be issuing approximately 11.7 million shares and units to Western shareholders, representing a 34% pro forma interest in Pan Pacific, on a fully diluted basis.
Based upon Pan Pacific's closing price yesterday of $20 and 9/16ths .... this would value Western's equity at $240 million.

Pan Pacific will use $65 million from its unsecured line of credit to retire Western's bank line and to pay transaction expenses. In addition, Pan Pacific will assume Western's $125 million of investment-grade bonds and one $10 million mortgage. All totaled, the value of the transaction is approximately $440 million.

As part of the transaction, Pan Pacific has agreed to increase its quarterly dividend from 42 cents a share to 45.5 cents a share starting in the first full quarter following the closing of the deal. We expect to close in the fourth quarter, so the dividend will be raised starting in the first quarter next year. Based upon the .62 exchange ratio, the 45.5 cent dividend equates to Western's current quarterly dividend of 28 cents a share. While this dividend increase is slightly higher than our traditional annual increase, our pro forma pay out ratios will remain roughly the same as our current run rate.

With respect to our earnings and cash flow, we expect the transaction to be accretive to the 2001 consensus estimate by about 2%. In arriving at this number, we've utilized conservative assumptions in terms of leasing activity, as well as G&A savings of approximately $3 million, while maintaining our current debt ratios.

In terms of the going-in yield, the transaction value of $440 million equates to a first year NOI cap rate of approximately 11.6% on a GAAP basis and 11.5% on a cash basis. Looking ahead to 2002, we expect to increase the NOI yield by 50 to 75 basis points by increasing Western's


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current occupancy to be in line with our 97 to 98% run rate ..... and by achieving other leasing and operating efficiencies.

In terms of NAV, the transaction, with the exchange ratio, represents the approximate relationship in the net asset value between the two companies.

One of the key benefits of the transaction is that it enhances our financial flexibility and key ratios. Western's debt structure and investment-grade rating fits hand-in glove with ours. 95% of Western's debt is unsecured, including $125 million of investment grade bonds, which Pan Pacific will be assuming, and approximately $65 million of bank debt, which will be replaced. This will substantially enhance Pan Pacific's unsecured debt-to-total debt ratio from approximately 40% to 60%, a key rating agency measure. And, as you may have seen, S&P and Moody's have reaffirmed both Pan Pacific's and Western's investment grade rating.

The Western bonds have a 7.5% weighted average interest rate and a weighted average maturity of 6.2 years. Both the average rate and maturity on the bonds are generally consistent with Pan Pacific's existing permanent, fixed-rate debt.

Our interest coverage ratio will remain at approximately 3 times, and our percentage of unencumbered NOI will increase from 58% to 73%.

In terms of our line of credit, we are currently in discussions with our lead bank to increase our unsecured line from $250 million to $400 million. The increased line amount will enable us to execute our business plan over the next several years without any additional capital needs.

With that I'll turn it over to Jeff.

JEFFREY STAUFFER:

Thanks Joe. Let me start by echoing Stuart's remarks regarding Northern California. After closing we will own 46 properties totaling 5.5 million square feet in Northern California, of which over 70% will be located in the San Francisco and Sacramento markets. In the San Francisco Bay Area we will own 26 properties totaling 2.6 million square feet, the majority of which are located in the densely populated, high-income East Bay area. In the Sacramento market we will own 10 properties totaling 1.3 million square feet. The growth prospects in both of these markets continue to be very strong, especially in Sacramento, where the population is growing at a rate which is nearly twice the national average.

In terms of tenant diversification, the transaction significantly increases our tenant base from 1,400 to over 2,100 tenants. Approximately 300 of Western's tenants, representing 65% of their total square footage, are presently Pan Pacific tenants. This should significantly enhance our relationships and provide for greater multi-lease, multi-market transactions.

After closing, our largest tenant will be Raley's Supermarket, which will account for 5.9% of our base rent. Raley's is a financially strong Northern
California supermarket chain, currently operating 149 stores ..... generating annual revenues approaching $3 billion.


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It is the 10th largest private employer in California, and is the number one supermarket chain in Sacramento with a 25% market share, and the third largest in the San Francisco area with a 7% market share.

We are in the process of developing a comprehensive business plan integrating Western's properties into our portfolio. Pan Pacific's existing regional infrastructure in Northern California, Oregon and Nevada have the capacity to absorb these centers. Furthermore, both companies utilize similar accounting and property management systems, and each company has the same auditor. All of this will enable us to efficiently integrate the properties upon closing.

Over the next 12 to 24 months approximately 600,000 square feet will expire in the Western portfolio and we are already exploring re-tenant opportunities. Based on the strength of the market, and our ability to aggressively work with tenants, we expect to achieve double-digit growth in re-leasing rates. We also plan to re-lease space ahead of scheduled expirations as we routinely do with our own portfolio. There is also a great opportunity to increase cash flow by improving Western's expense recovery ratio from its current level of approximately 87% to be in-line with Pan Pacific's current rate of 92%.

We have extensively toured and surveyed each asset in Western's portfolio, and as Stuart indicated, overall the properties are very consistent with our portfolio, and they are very well maintained. Only a handful of assets require some of our "3-R" work, which we will implement shortly after we close.

In summary, the Western assets are a perfect complement to Pan Pacific's portfolio ..... the same strong markets ..... the same type of dominant shopping center in the community ...... the same strong, grocery anchor and daily necessity focus ...... and the same type of strong cash flow growth opportunities.

With that I'll turn it back to Stuart.

STUART TANZ:

Thanks Jeff. Now I would like to turn the call over to Brad Blake at Western for his comments. Brad?

BRAD BLAKE:

Thanks Stuart. Let me start by saying that we are very pleased with this transaction and what it represents going forward for Western shareholders. After exhaustive analysis over the past nine months of strategic alternatives to maximize shareholder value, our board unanimously agreed that this transaction was in the best interest of our shareholders.

We are extremely impressed with Pan Pacific's operating philosophy, high-quality portfolio and consistently strong financial results. In addition, with Pan Pacific's increased dividend, Western shareholders will continue to enjoy the same dividend they receive now and will have the opportunity to achieve superior growth and value through Pan Pacific's geographic and tenant diversification and their strong market leadership on the West Coast. As Stuart, Joe and Jeff have discussed, the compatibility of the two companies portfolios, as well as our balance sheets


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

and shareholder bases, create a situation where one-plus-one truly equals more than two, and is truly a win-win situation for both companies.

All of us at Western have enjoyed working with Stuart and his team in putting this transaction together and we are looking forward to continuing to work closely with Pan Pacific over the next several months in terms of fully integrating our systems and properties with theirs.

Stuart?

STUART TANZ:

Thanks Brad, we appreciate your comments and certainly share in your enthusiasm for the transaction and have enjoyed working with you, Dennis, and your entire team.

Before opening up the call for your questions, I would like to add a couple of additional comments.

First, the transaction has been approved by each company's board. And Pan Pacific's largest shareholder, Revenue Properties has agreed to vote all of its Pan Pacific stock, representing 51% of our outstanding common stock, in favor of the transaction. As Joe indicated, we expect to close in the fourth quarter.

In addition, Pan Pacific will expand its board to seven directors adding two of Western's existing independent directors, which will make five of our seven directors independent.

[P A U S E]

Finally ......

We firmly believe that this transaction provides the company with the platform and opportunities where we can truly demonstrate:

        - The benefits of our focused and disciplined strategy,

        - The benefits of owning quality centers in strong markets where we have operated successfully for many years,

        - And ..... the benefits of our hands-on philosophy of continuously working the assets and tenant base to achieve exceptional results.

And with our enhanced financial position, we look forward to capitalizing on the multitude of opportunities this transaction offers, both on the property level and the strategic level as this now positions Pan Pacific as the leading West Coast shopping center REIT.

With that, we would be delighted to address any questions you may have.


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

CLOSING REMARKS:

STUART TANZ:

Thank you for joining us today. As always, we appreciate your participation and support. Jeff, Joe and I are available to answer any questions ...... as is Brad and his team. So, please feel free to contact anyone of us.



Thank you again and good day.




THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY PAN PACIFIC RETAIL PROPERTIES, INC. AND WESTERN PROPERTIES TRUST ON AUGUST 22, 2000:




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


PAN PACIFIC RETAIL PROPERTIES TO ACQUIRE
WESTERN PROPERTIES TRUST

TRANSACTION WILL CREATE LARGEST WEST COAST
NEIGHBORHOOD SHOPPING CENTER REIT

HIGHLIGHTS

SAN DIEGO--(BUSINESS WIRE)--Aug. 22, 2000-- -- Stock for stock transaction with each Western share exchanged for 0.62 Pan Pacific share

     o    Total transaction value of $440 million

     o Increases Pan Pacific's total market capitalization by 55% to $1.3 billion

     o    Expected to be accretive to Pan Pacific stockholders in 2001

     o Pan Pacific to increase quarterly dividend from $0.42 per share to $0.455 per share

     o Increases Pan Pacific's portfolio by 83% from 60 properties to 110 totaling 14.3 million sq. ft.

     o Significantly enhances Pan Pacific's presence in key West Coast growth markets

     o Diversifies and increases Pan Pacific's tenant base by 50% to 2,100 retailers

     o Enhances Pan Pacific's balance sheet, financial flexibility and key coverage ratios

     o Increases Pan Pacific's share base by 50% from 21.3 million common shares to 32.0 million

     o Provides opportunity to realize efficiencies including an anticipated $3 million in G&A savings

     o Respective boards of directors have unanimously approved the transaction

     o Pan Pacific's largest stockholder, holding 51%, has agreed to vote in favor of the transaction

Pan Pacific Retail Properties, Inc. (NYSE:PNP - news) and Western Properties Trust (AMEX:WIR - news) today announced that they have entered into a definitive agreement in which Pan Pacific will acquire Western. Once the transaction is completed, Pan Pacific will be the largest West Coast neighborhood shopping center real estate investment trust (REIT), with an expected total market capitalization of approximately $1.3 billion. Pan Pacific will own and operate 110 neighborhood shopping centers, encompassing more than 14.3 million square feet, with a broad geographic representation in key West Coast growth markets.

"The transaction will create a unique and powerful platform for growth and increasing shareholder value," stated Stuart Tanz, President and Chief Executive Officer of Pan Pacific. "The Western portfolio provides an exceptional strategic fit and is a perfect complement to our existing geographic locations. The transaction will substantially strengthen our position in high barrier-to-entry growth markets such as San Francisco, Sacramento and Portland. The Western portfolio is consistent with the $425 million one-off properties that Pan Pacific has acquired since our IPO three years ago. It features high-quality, grocery-anchored centers located in strong, infill markets providing the opportunity to enhance cash flow and value through implementing Pan Pacific's proven management, marketing and leasing programs." Mr. Tanz also commented, "Stockholders will benefit from anticipated stronger earnings growth and a greater diversification of assets and tenants. The transaction will enhance Pan Pacific's liquidity, presence and visibility in the capital markets and will position Pan Pacific as the leading consolidator of shopping centers on the West Coast."

Bradley Blake, Chairman, President and CEO of Western commented, "We are very pleased with the proposed transaction. The Western board conducted an extensive exploration of strategic alternatives and unanimously concluded that this transaction is in the best interest of our shareholders. We firmly believe that Pan Pacific will provide Western shareholders the opportunity to realize superior growth and enhanced value as they participate in the benefits of greater size, geographic and tenant diversification, liquidity and market leadership. In addition, with Pan Pacific increasing its dividend in 2001, Western's shareholders will continue to receive the same dividend they receive now."

TRANSACTION TERMS

The transaction values Western at approximately $440 million including transaction costs and the assumption of approximately $200 million of debt. It is being structured as a tax free, stock for stock exchange whereby Western common shares will be exchanged into newly issued Pan Pacific common shares, based upon a fixed 0.62 exchange ratio. As a result, Pan Pacific will issue approximately 11.7 million common shares and units to Western's equity holders, representing a 34% pro forma interest in Pan Pacific on a fully diluted basis. Pan Pacific will use approximately $65 million under its unsecured line of credit to retire Western's bank line and to pay transaction costs. In addition, Pan Pacific will assume Western's $125 million senior notes and a $10 million mortgage. The transaction will be accounted for as a purchase of Western by Pan Pacific.

Pursuant to the terms of the definitive agreement, Pan Pacific will increase its quarterly dividend from $0.42 per share to $0.455 per share ($1.82 per share on an annualized basis), commencing in the first full quarter following the closing of the transaction. Based upon the fixed 0.62 exchange ratio, the $0.455 per share dividend equates to Western's current quarterly dividend.

Upon completion of the transaction, Pan Pacific will expand its Board of Directors to seven members, adding two of Western's existing independent members from its Board of Trustees. With these additions, five of the seven Pan Pacific board members will be independent.

Pan Pacific will continue to be led by its existing management team including Stuart Tanz as President and Chief Executive Officer, Joe Tyson as Chief Financial Officer and Jeff Stauffer as Chief Operating Officer. Upon completion of the transaction, Pan Pacific intends to enter into a joint venture with certain senior executives of Western, led by Bradley Blake, to complete Western's three retail development projects currently in progress.

The transaction has been unanimously approved by each company's board of directors and is expected to be completed in the fourth quarter of 2000, subject to approval by each company's stockholders. Pan Pacific's largest stockholder, Revenue Properties Company Limited, has agreed to vote its 10.8 million Pan Pacific shares (representing 51% of Pan Pacific's total common shares) in favor of the transaction. Upon completion of the transaction, Revenue Properties' 10.8 million shares will represent an approximate 31% pro forma interest in Pan Pacific on a fully diluted basis.

Prudential Securities Incorporated is acting as the financial advisor for Pan Pacific, and Donaldson, Lufkin & Jenrette is acting as the financial advisor for Western.

PORTFOLIO SUMMARY

The transaction joins two high-quality neighborhood shopping center portfolios, with similar profiles and potential operating synergies. Western's strong, leading position in Northern California, its focus on grocery-anchored centers and its diverse tenant base complements Pan Pacific's portfolio. Upon completion of the transaction, Pan Pacific will own and operate 110 centers encompassing approximately 14.3 million square feet predominantly located in five West Coast markets.

                                 Pan Pacific                   Western(1)
                        ---------------------------    ---------------------------
                        Sq. Ft. (000s)   % of Total    Sq. Ft. (000s)   % of Total
                        --------------   ----------    --------------   ----------
Northern California          1,717           18%             3,816         77%
Southern California          1,944           21%                 0          0%
Oregon                       1,985           21%               463          9%
Washington                   1,776           19%               128          3%
Nevada                       1,458           16%               569         11%
Other                          481            5%                 0          0%
Total Portfolio              9,361          100%             4,976        100%

                                Pro Forma Pan Pacific
                             ---------------------------
                             Sq. Ft. (000s)   % of Total
                             --------------   ----------
Northern California               5,533          39%
Southern California               1,944          14%
Oregon                            2,448          17%
Washington                        1,904          13%
Nevada                            2,027          14%
Other                               481           3%
Total Portfolio                  14,337         100%

------------
(1) Pro Forma for transaction incorporating dispositions expected to be completed by transaction closing.

With the inclusion of Western's Northern California portfolio, Pan Pacific will become the largest owner and operator of neighborhood centers in the region, including the densely populated San Francisco market, and the high-growth Sacramento market. Specifically, Pan Pacific will own 33 centers, encompassing
4.0 million square feet in these two strong markets.

                                       Pan Pacific                  Western(1)
                             ---------------------------   ---------------------------
                             Sq. Ft. (000s)   % of Total   Sq. Ft. (000s)   % of Total
                             --------------   ----------   --------------   ----------
San Francisco Bay Area             1,072          62%          1,575             41%
Sacramento                           275          16%          1,055             28%
Central Valley                         0           0%            316              8%
Other N. California Markets          370          22%            870             23%
Total Northern California          1,717         100%          3,816            100%

                                        Pro Forma Pan Pacific
                                     ---------------------------
                                     Sq. Ft. (000s)   % of Total
                                     --------------   ----------
San Francisco Bay Area                    2,647          48%
Sacramento                                1,330          24%
Central Valley                              316           6%
Other N. California Markets               1,240          22%
Total Northern California                 5,533         100%

------------
(1) Pro Forma for transaction incorporating dispositions expected to be completed by transaction closing.


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

TENANT SUMMARY

The transaction significantly broadens and further diversifies Pan Pacific's strong tenant base. Upon completion of the transaction, Pan Pacific's tenant base will increase from 1,400 retailers to over 2,100, and approximately 80% of the total GLA will be leased to national and regional retailers. Approximately 300 of Western's tenants (65% of Western's GLA) are existing Pan Pacific tenants.

After closing, Pan Pacific's largest tenant will be Raley's Supermarket, a leading supermarket chain in Sacramento (ranked No. 1 with a 25% market share) and San Francisco Bay Area (ranked No. 3 with a 7% market share). Raley's will account for approximately 6% of Pan Pacific's pro forma annualized base rent.

                            Pan Pacific                 Western(1)
                      -----------------------     ----------------------
                        Rent                        Rent
                       ($000s)     % of Total      ($000s)    % of Total
                      ---------    ----------     ---------   ----------
Raley's Supermarket    $  339          0.4%        $7,359        16.8%
Wal-Mart                2,836          3.3%           775         1.8%
Von's/Safeway           2,084          2.4%         1,339         3.1%
Albertson's/Sav-on      3,277          3.8%             0         0.0%
Rite Aid                1,576          1.8%         1,210         2.8%
Hollywood Video         1,187          1.4%           565         1.3%
Ross Stores             1,072          1.2%           628         1.4%
Save Mart                 512          0.6%         1,121         2.6%
QFC                       541          0.6%         1,090         2.5%
24 Hour Fitness         1,246          1.4%           243         0.6%
Office Max              1,481          1.7%             0         0.0%

                                    Pro Forma Pan Pacific
                                -----------------------------
                                   Rent
                                 ($000s)           % of Total
                                 -------           ----------
Raley's Supermarket               $7,698               5.9%
Wal-Mart                           3,611               2.8%
Von's/Safeway                      3,423               2.6%
Albertson's/Sav-on                 3,277               2.5%
Rite Aid                           2,786               2.1%
Hollywood Video                    1,752               1.3%
Ross Stores                        1,700               1.3%
Save Mart                          1,633               1.3%
QFC                                1,631               1.3%
24 Hour Fitness                    1,489               1.1%
Office Max                         1,481               1.1%

------------
(1) Pro Forma for transaction incorporating dispositions expected to be completed by transaction closing.

Jeff Stauffer, Chief Operating Officer of Pan Pacific stated, "We are already underway with developing our business plan for integrating the Western properties into our portfolio. To our strong advantage, Pan Pacific already has regional offices in Northern California, Oregon and Nevada, each with the infrastructure and systems in place to operate the assets without any additional offices needed. Furthermore, both companies use similar accounting and property management systems and both companies have the same audit firm. All of this will enable us to seamlessly integrate the

Western portfolio and generate meaningful efficiencies upon closing." Mr. Stauffer also added, "With two-thirds of the Western portfolio leased to existing Pan Pacific tenants, we can offer retailers an unsurpassed range of property and market opportunities. There are strong tenant synergies between the two companies and our leasing team is exploring these and other re-tenanting opportunities. With our proven track record of aggressively enhancing our tenant base, we expect to generate the same level of double-digit growth in re-leasing rates with the Western portfolio as we have achieved with our own portfolio."

FINANCIAL SUMMARY

With the issuance of 11.7 million common shares, Pan Pacific's common share base will be increased to approximately 32.0 million common shares. In addition to increasing market capitalization and liquidity, the transaction is expected to enhance Pan Pacific's financial flexibility. Upon completion of the transaction, Pan Pacific will assume Western's $125 million of investment grade rated bonds (7.5% weighted average interest rate), substantially enhancing Pan Pacific's unsecured debt-to-total debt ratio from 40% to approximately 60% on a pro forma basis and lowering its average borrowing cost. Pan Pacific's percent of unencumbered net operating income is expected to increase from 58% to approximately 73% on a pro forma basis and its interest coverage will remain approximately 3-to-1.

Pan Pacific is currently in discussions with its lead bank regarding an increase to its unsecured credit line from $250 million to $400 million.

Joe Tyson, Chief Financial Officer of Pan Pacific noted, "Based upon the $440 million transaction value, we expect the net operating income yield in the first year will be over 11%. As a result of this strong yield, together with anticipated G&A savings of approximately $3 million, we expect the transaction to be accretive in the first year to our funds from operation per share. This transaction represents the approximate relationship in net asset value between the two companies." Mr. Tyson also commented, "Given the stock issuance and the fact that Western's debt ratio is consistent with ours, the transaction is balance sheet neutral to Pan Pacific. Furthermore, Pan Pacific's debt, including its unsecured credit line, along with its investment-grade rating, complements Western's financial structure and investment-grade rating. Going forward, Pan Pacific will not only be significantly larger, but also financially stronger with greater balance sheet flexibility. With a pro forma total market capitalization in excess of $1 billion, and much greater liquidity, Pan Pacific should attract new investors. Additionally, each company enjoys a uniquely complementary shareholder base with Pan Pacific being predominately held by institutions, while Western is primarily held by individual retail investors."

CONFERENCE CALL

Pan Pacific will conduct an investor conference call on Tuesday, Aug. 22, 2000 at 2:00 p.m. Eastern Time to discuss its proposed acquisition of Western. Stockholders and interested parties may participate in this conference call by dialing 877/282-0743. A replay will be available at 888/266-2081, pass code 4536498.

ABOUT PAN PACIFIC RETAIL PROPERTIES

Pan Pacific Retail Properties, Inc. is an equity real estate investment trust
(REIT) traded on the New York Stock Exchange under the symbol PNP. The Company creates long-term stockholder value by specializing in the acquisition, ownership and management of community and neighborhood shopping centers for everyday essentials. Pan Pacific's strategy is aimed at providing stockholders with long-term stable cash flow through maintaining a diverse portfolio and tenant base, balanced with consistent growth through implementing its acquisition and property management programs.

The Company's portfolio currently totals 60 properties, encompassing 9.4 million square feet, and is


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

98% leased to over 1,400 retailers. The portfolio is diversified across five Western U.S. markets: Northern California, Southern California, Washington, Oregon and Nevada.

Pan Pacific is a full service real estate company with in-house expertise in acquisitions, leasing, development, property management, marketing and accounting. The Company is headquartered in Vista (San Diego) California, and has five regional offices located in Sacramento, California; Chino, California; Kent, Washington; Portland, Oregon; and Las Vegas, Nevada.

ABOUT WESTERN PROPERTIES TRUST

Western Properties Trust owns and operates community and neighborhood shopping centers in the Western United States. The company has investments in 57 properties, primarily anchored by supermarkets, containing approximately 5.3 million square feet of gross leasable area. The corporate office of the self-administered equity real estate investment trust is in Emeryville, California. Its shares are traded on the American Stock Exchange under the symbol "WIR."

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements relate to matters such as the future operating results of Pan Pacific and Western, the potential G&A cost savings from the transaction, future earnings growth of the combined company, the successful integration of the businesses of Western and Pan Pacific, and the ability of the combined company to obtain equity and debt financing. Such forward looking statements are based on the beliefs of Pan Pacific's and Western's management as well as assumptions made by and information currently available to each company's management. The words "anticipate," "believe," "may," "expect," "will," and similar expressions, variations of such terms or the negative of such terms as they relate to Pan Pacific or Western used in this press release, are intended to identify such forward looking statements. Although the companies believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, they can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the companies' expectations include market valuations of their stock, financial performance and operations of their shopping centers, real estate conditions, execution of shopping center development programs, successful completion of renovations, completion of pending acquisitions including the completion of customary due diligence and closing conditions, changes in the availability of additional acquisitions, changes in local or national economic conditions, and other risks detailed from time to time in reports filed with the Securities and Exchange Commission including each company's Annual Report on Form 10-K for the year ended December 31, 1999.

Contact:

     Pan Pacific Retail Properties, Inc.
     Carol Merriman, 760/727-1002 ext. 102
     (Investor Relations)

      or

     Western Properties Trust
     Dennis Ryan, 888/831-5770
     (Chief Financial Officer)

The foregoing communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are those that do not state historical facts and are inherently subject to risk and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among others, risks associated with completion of the merger, risk associated with integration of the two companies' businesses, risks associated with the market valuations of each company's stock, the financial performance and operations of their shopping centers, real estate conditions, execution of shopping center development programs, successful completion of renovations, completion of pending acquisitions including the completion of customary due diligence and closing conditions, changes in the availability of additional acquisitions, changes in local or national economic conditions, and other factors discussed in each company's Annual Report on Form 10-K.

Investors and security holders of both Pan Pacific and Western are urged to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission (the "Commission"). Pan Pacific and Western security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Pan Pacific and Western with the Commission at the Commission's Web site at www.sec.gov. The joint prospectus and these other documents may also be obtained free of charge from Pan Pacific by directing a request to Pan Pacific Retail Properties, Inc., 1631-B Melrose Drive, Vista, California 92083, Attention: Joseph B. Tyson, Executive Vice President, Chief Financial Officer and Secretary, telephone: (760) 727-1002; or from Western by directing a request to Western Properties Trust, 2200 Powell Street, Suite 600, Emeryville, California 94608, Attention: Dennis Ryan, Chief Financial Officer, telephone: (888) 831-5770.

Pan Pacific and its officers and directors may be deemed to be participants in the solicitation of proxies from Pan Pacific's stockholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Pan Pacific's Proxy Statement for the 2000 Annual Meeting of Stockholders filed with the Commission on March 30, 2000. This document is available free of charge at the Commission's Web site at www.sec.gov and from the Pan Pacific contact referred to above. Western and its officers and directors may be deemed to be participants in the solicitation of proxies from Western's shareholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Western's Proxy Statement for the 2000 Annual Meeting of Shareholders filed with the Commission on March 30, 2000. This document is available free of charge at the Commission's Web site at www.sec.gov and from the Western contact referred to above.


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